UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. __)*
AuthenTec, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
52660107

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a) Name of Issuer
Item 1(b) Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing (1)
Item 2(b) Address of Principal Business Office or, if none, Residence
Item 2(c) Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3 Not applicable
Item 4. Ownership
Item 5 Ownership of Five Percent or Less of a Class
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of a Group
Item 10 Certification
SIGNATURES

CUSIP No.	52660107	13G	Page	2	of	10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY) Sierra Ventures Associates VII, LLC - IRS # 94-3315643

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,090,890 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		4,090,890 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,090,890 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.20% (3)

12	TYPE OF REPORTING PERSON*

	OO
(1) This Schedule 13G is being filed on behalf of Sierra Ventures Associates VII, LLC, (“Sierra Ventures Associates VII”), Sierra Ventures VII, L.P. (“Sierra Ventures VII”), Sierra Ventures Associates VIII, LLC, (“Sierra Ventures Associates VIII”), Sierra Ventures VIII-A, L.P., (“Sierra Ventures VIII-A”), and Sierra Ventures VIII-B, L.P. (“Sierra Ventures VIII-B”, and hereinafter collectively referred to as “Sierra Ventures Entities”). The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G.
(2) Includes 1,378,206 shares of common stock directly held by Sierra Ventures VII, 2,686,490 shares of common stock directly held by Sierra Ventures VIII-A and 26,194 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein.
Sierra Ventures Associates VII holds an additional 44,147 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares.
Sierra Ventures Associates VIII holds an additional 132,022 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 26,913,291 shares of the Issuer’s common stock outstanding (as of November 1, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 1, 2007.

CUSIP No.	52660107	13G	Page	3	of	10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY) Sierra Ventures VII, L.P. - IRS# 94-3315644

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,090,890 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		4,090,890 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,090,890 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.20% (3)

12	TYPE OF REPORTING PERSON*

	PN
(1) This Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes 1,378,206 shares of common stock directly held by Sierra Ventures VII, 2,686,490 shares of common stock directly held by Sierra Ventures VIII-A and 26,194 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierr a Ventures VIII-B and owns no shares of the issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein.
Sierra Ventures Associates VII holds an additional 44,147 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares.
Sierra Ventures Associates VIII holds an additional 132,022 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 26,913,291 shares of the Issuer’s common stock outstanding (as of November 1, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 1, 2007.

CUSIP No.	52660107	13G	Page	4	of	10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY) Sierra Ventures Associates VIII, LLC - IRS#94-3364477

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,090,890 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		4,090,890 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,090,890 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.20% (3)

12	TYPE OF REPORTING PERSON*

	OO
(1) This Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes 1,378,206 shares of common stock directly held by Sierra Ventures VII, 2,686,490 shares of common stock directly held by Sierra Ventures VIII-A and 26,194 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierr a Ventures VIII-B and owns no shares of the issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein.
Sierra Ventures Associates VII holds an additional 44,147 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares.
Sierra Ventures Associates VIII holds an additional 132,022 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 26,913,291 shares of the Issuer’s common stock outstanding (as of November 1, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 1, 2007.

CUSIP No.	52660107	13G	Page	5	of	10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY) Sierra Ventures VIII-A, L.P. - IRS# 94-3364473

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,090,890 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		4,090,890 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,090,890 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.20% (3)

12	TYPE OF REPORTING PERSON*

	PN
(1) This Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes 1,378,206 shares of common stock directly held by Sierra Ventures VII, 2,686,490 shares of common stock directly held by Sierra Ventures VIII-A and 26,194 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierr a Ventures VIII-B and owns no shares of the issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein.
Sierra Ventures Associates VII holds an additional 44,147 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares.
Sierra Ventures Associates VIII holds an additional 132,022 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 26,913,291 shares of the Issuer’s common stock outstanding (as of November 1, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 1, 2007.

CUSIP No.	52660107	13G	Page	6	of	10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY) Sierra Ventures VIII-B, L.P. - IRS#94-3364475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,090,890 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		4,090,890 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,090,890 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.20% (3)

12	TYPE OF REPORTING PERSON*

	PN
(1) This Schedule 13G is being filed on behalf of the Sierra Ventures Entities. The Sierra Ventures Entities expressly disclaim status as a “group” for purposes of this schedule 13G.
(2) Includes 1,378,206 shares of common stock directly held by Sierra Ventures VII, 2,686,490 shares of common stock directly held by Sierra Ventures VIII-A and 26,194 shares of common stock directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein.
Sierra Ventures Associates VII holds an additional 44,147 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares.
Sierra Ventures Associates VIII holds an additional 132,022 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 26,913,291 shares of the Issuer’s common stock outstanding (as of November 1, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 1, 2007.

CUSIP No. 52660107	13G	Page 7 of 10

Introductory Note: This Statement on Schedule 13G is filed on behalf of Sierra Ventures Associates VII, LLC, a limited liability company organized under the laws of the State of California (“Sierra Ventures Associates VII”), Sierra Ventures VII, L.P., a limited partnership organized under the laws of the State of California (“Sierra Ventures VII”), Sierra Ventures Associates VIII, LLC, a limited liability company organized under the laws of the State of California (“Sierra Ventures Associates VIII”), Sierra Ventures VIII-A, L.P., a limited partnership organized under the laws of the State of California (“Sierra Ventures VIII-A”), and Sierra Ventures VIII-B, L.P., a limited partnership organized under the laws of the state of California (“Sierra Ventures VIII-B”), in respect of shares of Common Stock of AuthenTec, Inc.

Item 1(a).	Name of Issuer:

AuthenTec, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Rialto Place, Suite 400
Melbourne, Florida, 32901

Item 2(a).	Name of Person Filing (1)

Sierra Ventures Associates VII, LLC (“Sierra Ventures Associates VII”)
Sierra Ventures VII, L.P. (“Sierra Ventures VII”)
Sierra Ventures Associates VIII, LLC. (“Sierra Ventures Associates VIII”)
Sierra Ventures VIII-A, L.P. (“Sierra Ventures VIII-A”)
Sierra Ventures VIII-B, L.P. (“Sierra Ventures VIII-B”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, CA 94025

Item 2(c).	Citizenship:

Sierra Ventures Associates VII - California
Sierra Ventures VII - California
Sierra Ventures Associates VIII - California
Sierra Ventures VIII-A - California
Sierra Ventures VIII-B - California

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

52660107

Item 3.	Not applicable.

CUSIP No. 52660107	13G	Page 8 of 10

Item 4. Ownership.
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2007:

		Sole	Shared	Sole
Sierra Ventures	Shares Held	Voting	Voting	Dispositive		Beneficial	Percentage
Entities	Directly	Power	Power	Power	Shared Dispositive Power	Ownership	of Class (2)
Sierra Ventures Associates VII (1)	0	0	4,090,890	0	4,090,890	4,090,890	15.20%

Sierra Ventures VII	1,378,206	0	4,090,890	0	4,090,890	4,090,890	15.20%

Sierra Ventures Associates VIII (1)	0	0	4,090,890	0	4,090,890	4,090,890	15.20%

Sierra Ventures VIII-A	2,686,490	0	4,090,890	0	4,090,890	4,090,890	15.20%

Sierra Ventures VIII-B	26,194	0	4,090,890	0	4,090,890	4,090,890	15.20%

(1)	Sierra Ventures Associates VII serves as the sole general partner of Sierra Ventures VII and owns no shares of the issuer directly. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B and owns no shares of the issuer directly. Sierra Ventures Associates VII and Sierra Ventures Associates VIII share voting and dispositive power over the shares held by the Sierra Ventures Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interest therein.

Sierra Ventures Associates VII holds an additional 44,147 shares as nominee for its members. Sierra Ventures Associates VII has no voting or dispositive power with respect to such shares.

Sierra Ventures Associates VIII holds an additional 132,022 shares as nominee for its members. Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.

(2)	This percentage is calculated based upon 26,913,291 shares of the Issuer’s common stock outstanding (as of November 1, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 1, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2008

SIERRA VENTURES ASSOCIATES VII, LLC

/s/ David C. Schwab

David C. Schwab

SIERRA VENTURES VII, L.P.
By:	Sierra Ventures Associates VII, LLC
Its:	General Partner

/s/ David C. Schwab

David C. Schwab

SIERRA VENTURES ASSOCIATES VIII, LLC

/s/ David C. Schwab

David C. Schwab

SIERRA VENTURES VIII-A, L.P.
SIERRA VENTURES VIII-B, L.P.
By:	Sierra Ventures Associates VIII, LLC
Its:	General Partner

/s/ David C. Schwab

David C. Schwab
Exhibit(s):
99.1:     Joint Filing Statement

Exhibit 99.1
AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of AuthenTec, Inc.
EXECUTED this 13th day of February, 2008.

SIERRA VENTURES ASSOCIATES VII, LLC

/s/ David C. Schwab

David C. Schwab

SIERRA VENTURES VII, L.P.
By:	Sierra Ventures Associates VII, LLC
Its:	General Partner

/s/ David C. Schwab

David C. Schwab

SIERRA VENTURES ASSOCIATES VIII, LLC

/s/ David C. Schwab

David C. Schwab

SIERRA VENTURES VIII-A, L.P.
SIERRA VENTURES VIII-B, L.P.
By:	Sierra Ventures Associates VIII, LLC
Its:	General Partner

/s/ David C. Schwab

David C. Schwab

Page 10 of 10 pages